Mailstop 3628

                                                             October 3, 2018


Helaine Kaplan
President and Managing Director
Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, New York 10005

        Re:     Deutsche Mortgage & Asset Receiving Corporation
                Amendment No. 1 to Registration Statement on Form SF-3 Filed September 20, 2018
                File No. 333-226943

Dear Ms. Kaplan:

        We have reviewed your amended registration statement and have the following comment.
In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form of Prospectus

Pooling and Servicing Agreement--The Asset Representations Reviewer--Asset Review--Asset
Review Trigger, page 322

    1. In discussing the appropriateness of your asset review trigger, you refer to prior pools of commercial mortgage loans for which GACC (or its predecessors) was a sponsor in a public offering of CMBS, and you include a placeholder on page 323 for "the highest percentage of loans that were delinquent at least 60 days at the end of any [reporting period] between
       January 1, 2010 and [INSERT A DATE NO LATER THAN 135 DAYS OF THE DATE OF FIRST USE OF THE PROSPECTUS]." However, your recent Rule 424 prospectuses (e.g.,
       CD 2018-CD7 Mortgage Trust) instead disclose the highest delinquency rate for reporting periods occurring during the most recent five calendar years. Please confirm that you intend
 Helaine Kaplan
Deutsche Mortgage & Asset Receiving Corporation
October 3, 2018
Page 2


       to use a fixed start date of January 1, 2010 in your Rule 424 prospectuses going forward, or revise your form of prospectus to reflect the reporting periods for which you intend to disclose the highest delinquency rate.

       Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3313 with any questions.

                                                              Sincerely,

                                                              /s/ Rolaine S.
Bancroft

                                                              Rolaine S.
Bancroft
                                                              Senior Special
Counsel
                                                              Office of
Structured Finance